Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties,

Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports)

1970

As of August 31, 2012:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.37	56.37	55.67	55.67
3	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
4	Chaim Katzman	Ordinary Shares	200,949	0.12	0.12	0.12	0.12

5	Dor J.Segal	Ordinary Shares	900,000	0.55	0.55	0.54	0.54
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Unregistered Options	22,900
8	Haim Ben-Dor	Series C Debentures	699,370.40
9	Haim Ben-Dor	Series F Debentures	2,358,346
10	Arie Mientkavich	Ordinary Shares	37,520	0.02	0.02	0.27	0.27
11	Arie Mientkavich	Unregistered Options	16,000
12	Arie Mientkavich	Unregistered Options	400,000
13	Shaiy Pilpel	Unregistered Options	24,000			0.01	0.01
14	Yair Orgler	Unregistered Options	20,100			0.01	0.01
15	Yair Orgler	Series C Debentures	80,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	176,720
18	Yair Orgler	Series I Debentures	80,000
19	Noga Knaz	Ordinary Shares	1,268	0.00	0.00	0.01	0.01
20	Noga Knaz	Unregistered Options	15,900
21	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.47	0.47
22	Aharon Soffer	Unregistered Options	760,000
23	Aharon Soffer	Phantom Options	24,800
24	Aharon Soffer	Phantom Options	21,700
25	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares (Israel)	8,399,464	5.10	5.10	5.03	5.03
26	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14,230,795
27	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	385,755
28	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	58,050,972
29	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	151,113,101
30	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	37,847,197
31	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	96,845,857
32	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	95,976,581
33	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	77,525,975

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
34	Gadi Cunia	Unregistered Options	100,000			0.06	0.06
35	Varda Zuntz	Ordinary Shares	106,037	0.06	0.06	0.12	0.12
36	Varda Zuntz	Unregistered Options	0
37	Varda Zuntz	Unregistered Options	100,000
38	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.08	0.08
39	Eran Ballan	Unregistered Options	0
40	Eran Ballan	Unregistered Options	130,000
41	Rami Vaisenberger	Unregistered Options	0			0.03	0.03
42	Rami Vaisenberger	Unregistered Options	50,000

Changes in holdings during July of 2012

Name of the Holder: Arie Mientkavich

Holder Number: 11 (Unregistered Options)

Type of Holder: Director

ID Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 35,000

Change in the number of securities: -19,000

Name of the Holder: Yair Orgler

Holder Number: 14 (Unregistered Options)

Type of Holder: Director

ID Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 27,600

Change in the number of securities: -7,500

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 8,368,679

Change in the number of securities: 30,785

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 14,230,795

Change in the number of securities: 150,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 57,560,799

Change in the number of securities: 490,173

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 151,113,101

Change in the number of securities: -468,355

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 38,008,238

Change in the number of securities: 161,041

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 101,556,781

Change in the number of securities: -4,710,924

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 93,008,554

Change in the number of securities: 2,968,027

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 33 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 77,584,297

Change in the number of securities: -58,322

Name of the Holder: Gadi Cunia

Holder Number: 34 (Unregistered Option)

Type of Holder: EVP and CFO

Registration Number: 024673261

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 150,000

Change in the number of securities: -50,000

Name of the Holder: Varda Zuntz

Holder Number: 36 (Unregistered Option)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 15,900

Change in the number of securities: -15,900

Name of the Holder: Eran Ballan

Holder Number: 39 (Unregistered Option)

Type of Holder: EVP, General Counsel and Company Secretary

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 5,834

Change in the number of securities: -5,834

Name of the Holder: Rami Vaisenberger

Holder Number: 41 (Unregistered Option)

Type of Holder: Controller and VP

Registration Number: 016708695

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260470

Balance held by Holder at the end of the previous month (prior report): 3,134

Change in the number of securities: -3,134

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.